BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207

312.372.1121 • Fax 312.827.8000

J. CRAIG WALKER

312.807.4321

jwalker@bellboyd.com

DIRECT FAX: 312.827.8179

May 1, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Song P. Brandon, Esq.
Division of Corporate Finance

Re: AmerInst Insurance Group, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed on April 19, 2006
File No. 0-28249

Ladies and Gentlemen:

On behalf of AmerInst Insurance Group, Ltd. (the “registrant” or the “Company”), for which we are acting as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Brandon’s letter dated April 27, 2006 to Stuart Grayston, President and Chief Executive Officer of the Registrant, on the referenced Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Schedule 14A which was filed by the registrant on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the registrant’s response.

In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14A.

c  h  i  c  a  g  o   •   w  a  s  h  i  n  g  t  o  n

Securities and Exchange Commission

May 1, 2006

General

1.	According to your disclosure in the Ownership Table on page 7, AmerInst Investment Company, Ltd., a wholly-owned subsidiary, currently holds approximately one-third of your common stock. As a wholly-owned entity, we understand that your board of directors directs how the shares held by AmerInst Investment will be voted upon. It is also our understanding the shares held by AmerInst Investment include shares it repurchased from investors as part of a modified dutch tender offer that you commenced in December 2005. You state in footnote 2 of the Ownership Table that the shares, including the repurchased shares, held by AmerInst Investment may be voted upon under Bermuda law. However, it is unclear to us why the repurchased shares may be voted upon as it appears such shares may be considered treasury shares. In that regard, we reference Section 42A of the Bermuda Companies Act which generally provides that while a company may purchase its own shares such shares will be considered treasury shares and thereby deemed cancelled. While you did not directly purchase the shares held by AmerInst Investment, in light of your 100% control over AmerInst Investment and because your board of directors appears to have voting proxy over the shares held by AmerInst Investment, we believe that Section 42A may be applicable.

To that end, please provide us with a legal opinion of Bermuda counsel stating that the shares held by AmerInst Investment are not considered treasury shares for purposes of Section 42A of the Bermuda Companies Act and further that such shares are entitled to be voted upon under Bermuda law. Please note that your legal opinion should include a detailed legal analysis that is supported by appropriate statute, regulation and case law and explains the reasons why Section 42A is inapplicable and why the voting of the shares is permissible under Bermuda law. We may have further comments upon reviewing the legal opinion and analysis.

Response: The registrant believes the shares held by Investco may be properly voted. Attached as Appendix A to this letter is an opinion from Cox Hallett Wilkinson, Bermuda counsel for the registrant, to the effect that shares held by Investco are not considered treasury shares for purposes of Section 42A of the Bermuda Companies Act, and to the effect that such shares are entitled to be voted upon under Bermuda law.

Item 3. Proposal to Increase Authorized Capital

2.	Please include disclosure as to any present intention or understanding to issue the additional authorized common stock, or a statement indicating a lack of such intention or understanding.

Response: We have added disclosure on page 7 explaining that the Company’s proposed rights offering may require the issuance of new shares, but that other than that

Securities and Exchange Commission

May 1, 2006

proposed transaction and the share dividend, the registrant has no present intention or understanding to issue additional shares.

* * * * *

We have been authorized by AmerInst Insurance Group, Ltd. to confirm its acknowledgement that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

In addition to the revisions to the Schedule 14A discussed above, Amendment No. 1 contains a revised shareholder proposal and the registrant’s related statement of opposition, as well as additional changes that are immaterial modifications.

The Company wishes to thank the Staff for its prompt review of the Schedule 14A. If we can facilitate the Staff’s further review of this Schedule 14A, as amended by Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone the undersigned, collect, at 312-807-4321, or Mark McMillan (at 312-807-4383) or Jeff Gardner (at 312-807-4374) of this firm, who are also familiar with this transaction. Our firm’s general fax number is 312-827-8000; our direct fax numbers are 312-827-8179 for the undersigned, 312-827-8001 for Mr. McMillan and 312-345-9974 for Mr. Gardner.

Sincerely,

/s/ J. Craig Walker

J. Craig Walker

JCW:dar
Copy to:	Ronald S. Katch
Murray Nicol
Mark H. Berens
D. Mark McMillan
Jeffrey P. Riedler

COX HALLETT WILKINSON BARRISTERS & ATTORNEYS	MILNER HOUSE I8 PARLIAMENT STREET P.O. BOX HM 1561 HAMILTON HM FX BERMUDA TELEPHONE: (441) 295-4630 FAX: (441) 292-7880 WEBSITE: WWW.CHW.COM

1st May 2006

AmerInst Insurance Group, Ltd.

c/o USA Risk Group, Inc.

P.O. Box 1330

Montpelier, Vermont 05601

USA

Dear Sirs,

Re: AmerInst Insurance Group, Ltd. (the “Company”) – Preliminary Proxy Statement on Schedule 14A, Filed April 19, 2006

File No. 0-28249

You have requested our opinion in response to questions as to Bermuda law raised by the Securities and Exchange Commission (the “SEC”) as set out in their letter dated April 27, 2006.

In particular, the SEC has requested a legal opinion of Bermuda counsel stating that:

(1) the shares held by AmerInst Investment Company, Ltd., (“AmerInst Investment”) in AmerInst Insurance Group, Ltd. (the “Shares”) are not considered treasury shares for the purposes of Section 42A of the Companies Act 1981 of Bermuda, as amended (the “Act”); and

(2)	that the Shares are entitled to be voted upon under Bermuda law.

We have not set out background information on the corporate structure of the Company and its subsidiaries as we understand that this has already been given to the SEC.

Our opinion on each of the above points is set out below.

Opinion on whether the Shares are considered treasury shares under Bermuda law

Bermuda law does not permit treasury shares. Companies can, however, repurchase for cancellation their own shares pursuant to Section 42A of the Act. Where a company repurchases its own shares, instead of being entered as the owner of such shares on its own share register, Section 42 A of the Act provides that the shares are to be cancelled. In effect, the shares revert to the status of authorized but unissued shares. Thus, unlike other jurisdictions which have a concept of treasury shares (which once purchased by the company

COX

HALLETT

WILKINSON

BARRISTERS & ATTORNEYS

1 May 2006

notionally remain in existence, albeit disenfranchised), Bermuda law does not permit or embrace a concept of treasury shares which following a purchase remain in existence.

As requested by the SEC, we are therefore in a position to opine that the Shares are not considered treasury shares for the purposes of Section 42A (or any other section) of the Act.

Opinion on whether the Shares are entitled to be voted upon under Bermuda law

The Bermuda case commonly referred to as the “Sea Containers case” tried both in the Supreme Court of Bermuda (Civil Jurisdiction 1989 No. 178) and in the Bermuda Court of Appeal (Civil Jurisdiction 1989 No. 20) considered and ruled on the issue of whether a Bermuda subsidiary may purchase for its own account shares in its Bermuda parent company.

The proceedings on appeal under the Sea Containers case arose from a take-over bid originally made on 26th May, 1989 by the second Appellant, Temple Holdings Ltd. (“Temple”) for the first respondent, Sea Containers Limited (“SCL”). Both SCL and Temple were companies incorporated in Bermuda. Temple’s bid was unwelcome to the directors of SCL, who had taken steps to fend off all such hostile bids by adopting on 8th May, 1988 what the Court referred to as a “Rights Plan”. Under it, rights to a fraction of a share were annexed to the issued shares in the Company but initially having no existence separate from the shares. In specified circumstances which threatened a take-over of the company the rights would, subject to a possible postponement of the “distribution date” by the Directors, become separate and disposable. However, the person threatening to take over the company would be severely prejudiced and would, unless the Directors did postpone the distribution date (which they would be unlikely to do in the case of an unwelcome bid), find himself unable in a commercial sense to continue with his offer.

In the action brought by the Appellants numerous questions of law and fact, were raised. One was whether the Rights Plan was lawfully adopted. Another was whether the second to fourth Respondents which were wholly –owned subsidiaries of SCL had lawfully purchased shares in their parent company and could exercise the voting rights attached to those shares. These two issues were ordered to be tried as preliminary issues, and in due course the Chief Justice ruled on both instances in favour of the Respondents.

When the issue was considered originally by the Supreme Court, the Chief Justice ruled as follows:

“….I do not think this case (i.e. that of re Thomas (1916) 2 Ch. 331) is sufficiently convincing authority for the bold proposition that a subsidiary can not purchase its parent’s shares and I do not believe that there is any authority to support such a proposition. In any case, the United Kingdom Parliament dealt with the matter by legislation and, in my view, if

COX

HALLETT

WILKINSON

BARRISTERS & ATTORNEYS

1 May 2006

there is any problem in Bermuda concerning the purchase of shares in a parent company by a subsidiary, it would have to be dealt with by Parliament, since in my view , there is no law in Bermuda prohibiting a subsidiary from purchasing shares in its parent company. Neither Trevor v. Witworth nor section 39 (of the Companies Act 1981 of Bermuda), in my opinion prohibits this. I therefore answer Preliminary Issue No. 2 affirmatively. A Bermuda subsidiary may purchase for its own account shares in its parent.”

On appeal, this position was confirmed together with the rights of the subsidiary to vote the shares they owned in the Bermuda parent company:

“…….On the other hand the subsidiaries, if not restrained, undoubtedly could and would (through their nominees) exercise the voting rights attaching to any shares they continued to hold at the time of a General Meeting. To deprive them of those rights seemed to me to be a step which should be taken only where there was very strong likelihood that they were not entitled to the shares and, having been taken through the authorities on which the Appellants rely, I hesitated so to describe the Appellants’ chances of success on the appeal. No one else could exercise the votes attaching to the shares and the meeting could not, whatever the Court of Appeal might thereafter decide upon the appeal, have been in any real sense a meeting of the company at all…….”

There have been no Bermuda cases or changes to any Bermuda laws, statutes or statutory instruments since the Sea Containers case which suggest there might be a departure from the decision taken in Sea Containers and accordingly we are of the opinion that the Shares are entitled to be voted upon under Bermuda law.

This opinion is given on the basis of Bermuda law in existence as at the date hereof.

This opinion is addressed to you solely for your benefit in connection with the questions raised by the Staff of the Securities and Exchange Commission in their letter dated 27th April, 2006 and we hereby consent to your furnishing a copy of this opinion to the Staff. This opinion is not to be otherwise used, circulated, quoted or referred to for any other purpose or relied upon by any other person without our express written permission.

Yours faithfully,

/s/ COX HALLETT WILKINSON

COX HALLETT WILKINSON